Filed Pursuant to Rule 433
Registration No. 333-234425-01
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Market Linked Securities
Market Linked Securities—Auto-Callable with Fixed Percentage Buffered Downside
Principal at Risk Securities Linked to the KraneShares CSI China Internet ETF due December 3, 2025
Term Sheet to Pricing Supplement dated November 30, 2021

Summary of Terms

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
Term:	Approximately 4 years (unless earlier called)
Underlying:	KraneShares CSI China Internet ETF (the “Underlying”)
Pricing Date:	November 30, 2021
Issue Date:	December 3, 2021
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Security” are to a Security with a principal amount of $1,000.
Automatic Call:	If the Fund Closing Price of the Underlying on any Observation Date is greater than or equal to the Starting Value, the Securities will be automatically called for the principal amount plus the Call Premium applicable to that Observation Date. See “Observation Dates and Call Premiums” on page 3
Observation Dates:	December 5, 2022; December 4, 2023; December 3, 2024; and November 25, 2025
Call Settlement Date:	Five business days after the applicable Observation Date (if the Securities are called on the last Observation Date, the Call Settlement Date will be the Maturity Date)
Redemption Amount:	See “How the Redemption Amount is calculated” on page 3
Maturity Date:	December 3, 2025
Starting Value:	$44.05, which is the Fund Closing Price of the Underlying on the Pricing Date
Ending Value:	The Fund Closing Price of the Underlying on the Valuation Date
Threshold Value:	$39.645, which is equal to 90% of the Starting Value
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount:	2.825%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain Securities sold in this offering, BofAS or one of its affiliates may pay a fee of up to $1.50 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.
CUSIP:	09709UUC0

Description of Terms

•	Linked to the KraneShares CSI China Internet ETF
•	Unlike ordinary debt Securities, the Securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the Securities and whether they are automatically called will depend on the performance of the Underlying
•	Automatic Call. If the Fund Closing Price of the Underlying on any Observation Date is greater than or equal to the Starting Value, the Securities will be automatically called, and on the related Call Settlement Date, you will receive the principal amount plus the Call Premium applicable to that Observation Date. The Call Premium applicable to each Observation Date will be a percentage of the principal amount that increases for each Observation Date based on a simple (non-compounding) return of 13.50% per annum

Observation Date	Call Premium
December 5, 2022	13.50% of the principal amount
December 4, 2023	27.00% of the principal amount
December 3, 2024	40.50% of the principal amount
November 25, 2025	54.00% of the principal amount

•	Redemption Amount. If the Securities are not automatically called, you will receive a Redemption Amount that could be equal to or less than the principal amount per Security depending on the Fund Closing Price of the Underlying on the Valuation Date as follows:
o	If the price of the Underlying decreases but the decrease is not more than 10%:

You will receive the principal amount of your Securities at maturity

o	If the price of the Underlying decreases by more than 10%:

You will receive less than the principal amount and have 1-to-1 downside exposure to the decrease in the level of the Underlying in excess of 10%

•	Investors may lose up to 90% of the principal amount
•	Any positive return on the Securities will be limited to the applicable Call Premium
•	All payments on the Securities are subject to the credit risk of BofA Finance LLC, as issuer, and Bank of America Corporation, as guarantor, and you will have no ability to pursue any shares of the Underlying or securities included in the Underlying for payment; if BofA Finance LLC, as issuer, and Bank of America Corporation, as guarantor, default on their respective obligations, you could lose some or all of your investment
•	No exchange listing; designed to be held to maturity

The initial estimated value of the Securities as of the pricing date is $920.40, which is less than the public offering price. The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-8 of the accompanying pricing supplement and “Structuring the Securities” on page PS-24 of the accompanying pricing supplement for additional information.

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Risk Factors” beginning on page PS-8 of the accompanying pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

This final term sheet should be read in conjunction with the accompanying pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right illustrates the potential payment on the Securities for a range of hypothetical percentage changes in the Fund Closing Price of the Underlying from the pricing date to the applicable Observation Date. The profile is based on the Call Premium of 13.50% for the first Observation Date, 27.00% for the second Observation Date, 40.50% for the third Observation Date and 54.00% for the fourth Observation Date and a Threshold Value equal to 90% of the Starting Value.

This profile has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the Securities are automatically called; (ii) if the Securities are automatically called, the actual Observation Date on which the Securities are called; (iii) if the Securities are not automatically called, the actual Ending Value of the Underlying; and (iv) whether you hold your Securities to maturity or earlier automatic call.

First Observation Date
Second Observation Date
Third Observation Date
Fourth Observation Date
Redemption Amount (on the Stated Maturity Date)
Underlying
Fourth Observation Date (Call Premium: 54.00%) (i.e., Valuation Date)
Third Observation Date (Call Premium: 40.50%)
Second Observation Date (Call Premium: 27.00%)
First Observation Date (Call Premium: 13.50%)
10% buffer
Security Return
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-100%
-80%
-60%
-40%
-20%
-10%
0%
20%
40%
60%
Hypothetical Percentage Change in the closing level of the Underlying from Pricing Date to Applicable Observation Date

Hypothetical Returns

If the Securities are automatically called:

Hypothetical Observation Date on which Securities are automatically called	Payment per Security on related Call Settlement Date	Pre-tax total rate of return
1st Observation Date	$1,135.00	13.50%
2nd Observation Date	$1,270.00	27.00%
3rd Observation Date	$1,405.00	40.50%
4th Observation Date	$1,540.00	54.00%

Each security has a principal amount of $1,000.

If the Securities are not automatically called:

Hypothetical Ending Value	Hypothetical percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical Redemption Amount per Security	Hypothetical pre-tax total rate of return
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$89.00	-11.00%	$990.00	-1.00%
$80.00	-20.00%	$900.00	-10.00%
$75.00	-25.00%	$850.00	-15.00%
$50.00	-50.00%	$600.00	-40.00%
$25.00	-75.00%	$350.00	-65.00%
$0.00	-100.00%	$100.00	-90.00%

Assumes a hypothetical Starting Value of $100.00. The hypothetical Starting Value of $100.00 and hypothetical Threshold Value of $90.00 have been chosen for illustrative purposes only and do not represent the actual Starting Value. The actual Starting Value and Threshold Value are be set forth under “Summary of Terms” above. For historical data regarding the actual Closing Prices of the Underlying, see the historical information set forth under the section titled “The KraneShares CSI China Internet ETF” in the accompanying pricing supplement. Each security has a principal amount of $1,000.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual payment per Security upon automatic call or Redemption Amount and the resulting pre-tax rate of return will depend on (i) whether the Securities are automatically called; (ii) if the Securities are automatically called, the actual Observation Date on which the Securities are called; and (iii) if the Securities are not automatically called, the actual Starting Value and actual Ending Value.

Observation Dates and Call Premiums

The Call Premium applicable to each Observation Date will be a percentage of the principal amount that increases for each Observation Date based on a simple (non-compounding) return of 13.50% per. The actual Call Premium and payment per Security upon an automatic call that is applicable to each Observation Date were determined on the pricing date and are specified in the table below. The last Observation Date is the Valuation Date, and payment upon an automatic call on the Valuation Date, if applicable, will be made on the Maturity Date.

Observation Date	Call Premium	Payment per Security upon an Automatic Call
December 5, 2022	13.50% of the principal amount	$1,135.00
December 4, 2023	27.00% of the principal amount	$1,270.00
December 3, 2024	40.50% of the principal amount	$1,405.00
November 25, 2025 (the “Valuation Date”)	54.00% of the principal amount	$1,540.00

Any positive return on the Securities will be limited to the applicable Call Premium, even if the Closing Price of the Underlying significantly exceeds the Starting Value on the applicable Observation Date. You will not participate in any appreciation of the Underlying beyond the applicable Call Premium.

How The Redemption Amount Is Calculated

If the Securities are not automatically called, then on the Maturity Date you will receive a cash payment per Security equal to the Redemption Amount. The Redemption Amount per Security will equal:

•	If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value: $1,000; or
•	If the Ending Value is less than the Threshold Value: $1,000 minus

If the Securities are not automatically called and the Ending Value is less than the Threshold Value, you will receive less, and possibly 90% less, than the principal amount of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying pricing supplement. Please review those risk disclosures carefully.

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Any positive investment return on the Securities is limited.
•	The Securities do not bear interest.
•	The Call Premium or Redemption Amount, as applicable, will not reflect the prices of the Underlying other than on the Observation Dates.
•	The Securities are subject to a potential Automatic Call, which would limit your ability to receive further payment on the Securities.
•	Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.
•	Any payment on the Securities is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Securities.
•	BofA Finance is a finance subsidiary and, as such, has no independent assets, operations or revenues.
•	The public offering price you are paying for the Securities exceeds their initial estimated value.
•	The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or WFS or its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.
•	BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.
•	The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.
•	Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may affect your return on the Securities and their market value.
•	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
•	The stocks held by the Underlying are concentrated in one sector.
•	Adverse conditions in the internet sector may reduce your return on the Securities.
•	Recent executive orders may adversely affect the performance of the Underlying.
•	The value of the KWEB depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies.
•	An investment in the Securities may involve risks that are associated with investments that are linked to the equity securities of issuers from emerging markets.
•	The anti-dilution adjustments will be limited.
•	The performance of the Underlying may not correlate with the performance of its underlying index as well as the net asset value per share of the Underlying, especially during periods of market volatility.
•	The sponsor or investment advisor of the Underlying may adjust the Underlying in a way that affects its prices, and the sponsor or investment advisor has no obligation to consider your interests
•	The U.S. federal income tax consequences of an investment in the Securities are uncertain, and may be adverse to a holder of the Securities.

Not appropriate for all investors

Investment suitability must be determined individually for each investor. The Securities described herein are not an appropriate investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount per Security. BofAS, Wells Fargo Securities and their affiliates are not obligated to purchase the Securities from you at any time prior to maturity.

BofA Finance and BAC have filed a registration statement (including pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. You should read this term sheet together with the Pricing Supplement dated November 30, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus each dated December 31, 2019 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying pricing supplement are inconsistent with those described herein, the terms described in the accompanying pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying pricing supplement, product supplement EQUITY-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.

Not a research report

This material was prepared by BofAS and Wells Fargo Securities, each a registered broker-dealer and a separate non-bank affiliate of BofA Finance and Bank of America Corporation, and Wells Fargo Finance LLC and Wells Fargo & Company, respectively. This material is not a product of BofAS or Wells Fargo Securities LLC research departments.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

The securities are not sponsored, endorsed, sold or promoted by Krane Funds Advisors, LLC. Krane Funds Advisors, LLC does not make any representations or warranties to the holders of the securities or any member of the public regarding the advisability of investing in the securities. Krane Funds Advisors, LLC will not have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the securities or in connection with BofA Finance’s or Bank of America Corporation’s use of information about the KraneShares CSI China Internet ETF.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.